UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  April 20, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ___                    Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: April 20, 2010	By:	/s/ Karen L. Dunfee
Karen L. Dunfee Corporate Secretary

For Immediate Release 10-17-TR	Date:	April 20, 2010
1Q	RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2010

TECK REPORTS FIRST QUARTER RESULTS FOR 2010

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced record quarterly earnings of $908 million, or $1.54 per share, for the first quarter of 2010. Our operating profit before depreciation was $844 million and EBITDA was $1.5 billion in the first quarter.

Don Lindsay, President and CEO said, "The results of the quarter reflect two important themes. First, our ongoing operations continue to produce strong results, and second, completing the previously announced asset sales has allowed us to achieve our balance sheet targets and to return to investment grade credit metrics earlier than planned. Our operating results reflect strong copper prices, but do not yet reflect the substantial increases in steelmaking coal prices that have been negotiated. The remainder of the year is also expected to see the benefit of increased copper production from the Andacollo concentrate project, which is the first in our pipeline of copper expansion projects.”

Highlights and Significant Items

•
On April 19, we gave notice to our term lenders to repay the remainder of our term loan on April 22, 2010. At that time we will have retired all of the original US$9.8 billion Fording acquisition debt.

•
Including the payment noted above, we will have made debt repayments of $2.4 billion on a year-to-date basis. In the 18 months since the Fording acquisition we will have reduced our total debt by $8.0 billion, from $13.4 billion to $5.4 billion.

•	Since April 1, 2010 each of Standard & Poor’s, Dominion Bond Rating Service and Fitch Ratings have rated Teck “investment grade.”

•	EBITDA was $1.5 billion in the first quarter on record first quarter revenues of $1.9 billion.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.
Reference:	Greg Waller, VP Investor Relations & Strategic Analysis	604.699.4014
	Marcia Smith, VP Corporate Affairs	604.699.4616
Additional corporate information is available on the Internet at http://www.teck.com

•
We completed the sale of a number of our non-core assets in the quarter, including the sale of a one-third interest in the Waneta Dam, an interest in future gold production from Carmen de Andacollo and certain Turkish gold properties for total proceeds of $1.1 billion.

•
At the Carmen de Andacollo concentrator project, first ore was delivered to the mill on January 19, 2010. The process water supply issues have been resolved and the project was commissioned in the first quarter. Design capacity is expected to be reached by the third quarter. The new plant is expected to produce approximately 80,000 tonnes of copper and 55,000 ounces of gold in concentrate annually over the first 10 years of the project. The first shipment of concentrate is scheduled for April 29.

•
We have agreed on coal prices with the majority of our customers for the quarter that commenced April 1, 2010. Early pricing settlements, covering most of our tonnage for that quarter, were reached at the US$200 per tonne level for our highest quality coal, and our recent settlements have reached as high as US$235 per tonne. We are currently taking all reasonable steps to maximize our production levels in light of the tight market for steelmaking coal.

•
Coal transportation costs have decreased in the first quarter compared to the same period in 2009 primarily because of lower rail rates for the westbound transportation of coal from our five mines in British Columbia. Those savings will continue based on the one year contract that has been agreed for the year commencing April 1, 2010. Transportation costs are expected to decline further beyond March 31, 2011 when port charges will decline due to the elimination of the remaining link between the price of our coal and the port charges paid to Westshore Terminals.

•
Red Dog received a new water discharge permit and a wetlands permit to allow the mine to extend mining into the new Aqqaluk ore body. Discussions continue with the EPA to address concerns arising from the withdrawal of key conditions in the water permit as a result of an appeal.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.
Reference:	Greg Waller, VP Investor Relations & Strategic Analysis	604.699.4014
	Marcia Smith, VP Corporate Affairs	604.699.4616
Additional corporate information is available on the Internet at http://www.teck.com

This management’s discussion and analysis is dated as at April 20, 2010 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (Teck) and the notes thereto for the three months ended March 31, 2010 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2009. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2009, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.
Reference:	Greg Waller, VP Investor Relations & Strategic Analysis	604.699.4014
	Marcia Smith, VP Corporate Affairs	604.699.4616
Additional corporate information is available on the Internet at http://www.teck.com

Earnings, Adjusted Earnings and Comparative Earnings*

Earnings attributable to shareholders of the company were $908 million, or $1.54 per share, in the first quarter compared with $241 million or $0.50 per share in the same period last year. Earnings in the first quarter included an after-tax gain of $587 million ($656 million pre-tax) from the sale of a one-third interest in the Waneta Dam and a $48 million after-tax gain on the sale of our Turkish gold projects. Pricing adjustments in the first quarter were minimal compared with $43 million of positive pricing adjustments last year. Comparative net earnings of $205 million in the first quarter were similar to $214 million in 2009.

	Three months ended March 31
($ in millions)	2010	2009

Earnings attributable to shareholders as reported	$ 908	$ 241
Add (deduct):
Asset sale gains	(639)	(168)
Foreign exchange (gains) losses on net debt	(50)	203
Derivative (gains) losses	(32)	24
Financing items	23	-
Tax items	-	(30)
(Earnings) loss from discontinued operations	-	(13)
Adjusted net earnings	210	257
Pricing adjustments (note 1)	(5)	(43)

Comparative net earnings	$ 205	$ 214

(1)	See FINANCIAL INSTRUMENTS AND DERIVATIVES section for further information.

Comparative Earnings Factors

Our comparative net earnings also included unusually large administrative costs primarily due to our stock-based compensation expense, which is tied to our share price which rose significantly in the period. These items reduced earnings by $25 million on an after-tax basis. In addition, lower operating costs of $55 per tonne were not yet reflected in the cost per tonne of coal sold due to the sale of older, higher cost coal as the mix of coal sold included an unusually large proportion of coal from our higher cost mines. Also, as a result of the timing of shipments, coal production was higher than coal sales. We expect this to reverse in the second quarter. Together these items reduced net earnings by a further $23 million.

_____________________________

*
Our financial results are prepared in accordance with Canadian GAAP (GAAP). This news release refers to adjusted net earnings, comparative net earnings, EBITDA, operating profit and operating profit before depreciation and pricing adjustments, which are not measures recognized under GAAP in Canada or the United States and do not have a standardized meaning prescribed by GAAP. For adjusted net earnings and comparative net earnings, we adjust net earnings as reported to remove the effect of certain kinds of transactions in these measures. EBITDA is net income before interest and financing expenses, income taxes, depreciation and amortization. Operating profit is revenues less operating expenses and depreciation and amortization. Operating profit before depreciation and pricing adjustments is operating profit with depreciation, amortization and pricing adjustments added or deducted as appropriate. Pricing adjustments are described under the heading “Average Commodity Prices and Exchange Rates” below. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors.

4 Teck Resources Limited 2010 First Quarter News Release

Business Unit Results

Our first quarter business unit results are presented in the table below.

Three Months ended March 31
($ in millions)	Revenues		Operating profit before depreciation and pricing adjustments		Operating profit
	2010	2009	2010	2009	2010	2009

Copper	$ 620	$ 447	$ 367	$ 168	$ 322	$ 158
Coal	790	874	313	519	173	429
Zinc	490	348	155	60	110	40
Total	$ 1,900	$ 1,669	$ 835	$ 747	$ 605	$ 627

Operating profit from our copper business unit, before depreciation and pricing adjustments, increased significantly to $367 million in the first quarter compared with $168 million, as copper prices were substantially higher than last year. Copper prices averaged US$3.27 per pound in the first quarter of 2010 compared with US$1.56 per pound in the same period a year ago. Partly offsetting the higher prices were lower sales volumes, which were 15% lower compared with a year ago due to timing of shipments and slightly lower production levels. After depreciation and pricing adjustments, operating profit from our copper business unit was $322 million in the first quarter compared with $158 million in 2009. Copper prices rose in the first quarter of 2010 resulting in positive pricing adjustments of $27 million compared with $63 million of positive adjustments in the first quarter of 2009.

Operating profit from our coal business unit, before depreciation and pricing adjustments, was $313 million in the first quarter compared with $519 million last year. The reduction in operating profit was primarily due to significantly lower realized coal prices, which averaged C$150 (US$140) per tonne in the quarter compared with C$237 (US$204) per tonne in the same period a year ago. The lower realized coal price reflects the lower contracted US dollar price settlements for the 2009 coal year that commenced April 1, 2009 and the effect of a stronger Canadian dollar. Sales were 5.3 million tonnes in the first quarter, which reflected strong demand from China for seaborne coking coal and increased deliveries to our traditional contract customers. This compares with sales of 3.7 million tonnes in the first quarter of 2009. Lower operating costs of $55 per tonne were not yet reflected in the cost per tonne of coal sold due to the sale of older, higher cost coal and the mix of coal sold from each mine.

Operating profit from our zinc business unit, before depreciation and pricing adjustments, was $155 million in the first quarter compared with $60 million a year ago. The higher operating profit was due to significantly higher zinc and lead prices, which doubled from a year ago, and substantially higher zinc concentrate sales from our Red Dog mine due to timing of shipments. In addition, Trail operations operated at full production levels in the first quarter and contributed higher operating profits compared with 2009, when production curtailments were in effect. After depreciation and pricing adjustments, operating profit from our zinc business unit was $110 million compared with $40 million last year.

5 Teck Resources Limited 2010 First Quarter News Release

Revenues

Revenues from operations were $1.9 billion in the first quarter compared with $1.7 billion a year ago. Revenues from our copper and zinc business units increased by a total of $315 million, primarily due to significantly higher metal prices. The higher revenues were partly offset by the effect of the stronger Canadian dollar. Coal revenues declined by $84 million compared with the first quarter of 2009 due to significantly lower realized coal prices partially offset by higher coal sales volumes.

Average Prices and Exchange Rates*

	Three months ended
	March 31
	2010	2009	% Change

Copper (LME Cash - US$/pound)	3.29	1.56	+111%
Coal (realized - US$/tonne)	140	204	-31%
Zinc (LME Cash - US$/pound)	1.04	0.53	+96%
Silver (LME PM fix – US$/ounce)	17	13	+31%
Molybdenum (published price - US$/pound)	16	9	+78%
Lead (LME Cash - US$/pound)	1.01	0.53	+91%
Cdn/U.S. exchange rate (Bank of Canada)	1.04	1.24	-16%

*
Except for coal prices, the average commodity prices disclosed above are based on published benchmark prices and are provided for information only. Our actual revenues are determined using commodity prices and other terms and conditions specified in our various sales contracts with our customers. The molybdenum price is the price published in Platts Metals Week.

Sales of metals in concentrate are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing is typically not determined until a subsequent date, often in the following quarter. Accordingly, revenue in a quarter is based on current prices for sales settled in the quarter and ongoing pricing adjustments from sales that are still subject to final pricing. These pricing adjustments result in additional revenues in a rising price environment and reductions to revenue in a declining price environment. The extent of the pricing adjustments also takes into account the actual price participation terms as provided in certain concentrate sales agreements. In the first quarter of 2010, we had positive pricing adjustments of $9 million ($5 million after non-controlling interests and taxes) compared with positive adjustments of $70 million ($43 million after non-controlling interests and taxes) in the first quarter last year. The amount consists of $18 million ($12 million after-tax) of negative pricing adjustments on sales from the previous quarter and positive adjustments of $27 million ($17 million after-tax) on sales that were initially recorded at the average price for the month of shipment and subsequently revalued at quarter end forward curve prices.

6 Teck Resources Limited 2010 First Quarter News Release

The table below outlines our outstanding receivable positions, which were provisionally valued at December 31, 2009, the number of pounds included in the December 31 receivables and settled in the first quarter, and our receivable positions provisionally valued at March 31, 2010.

	Outstanding at		Settled during		Outstanding at
	December 31, 2009		the first quarter		March 31, 2010
(pounds in millions)	Pounds	US$/lb	Pounds	US$/lb	Pounds	US$/lb

Copper	107	3.34	96	3.29	94	3.55
Zinc	221	1.17	221	1.07	164	1.08
Lead	31	1.09	31	0.99	-	-

Cash Flow from Operations

Cash flow from operations, before working capital changes, was $412 million in the first quarter compared with $593 million a year ago. The reduction in cash flow from a year ago was due to lower coal revenues, partially offset by higher contributions from our copper and zinc operations as a result of higher base metal prices. Changes in non-cash working capital provided a source of cash of $68 million in the first quarter compared with $535 million in 2009. In the first quarter of 2009, we received tax refunds of $801 million. This was partially offset by refunds to customers based on negative price adjustments from the previous quarter and the settlement of currency hedges.

7 Teck Resources Limited 2010 First Quarter News Release

BUSINESS UNIT RESULTS

The table below shows our share of production and sales of our major commodities.

	Units (000's)	Production		Sales
		First Quarter		First Quarter
		2010	2009	2010	2009

Principal products

Copper (note 1)
Contained in concentrate	tonnes	47	48	43	57
Cathode	tonnes	25	27	28	27
		72	75	71	84

Coal	tonnes	5,672	3,966	5,253	3,687

Zinc
Contained in concentrate	tonnes	163	167	161	130
Refined	tonnes	68	58	66	57

Other products
Lead
Contained in concentrate	tonnes	35	33	-	1
Refined	tonnes	22	19	18	17

Molybdenum
Contained in concentrate	pounds	2,113	1,911	1,875	1,867

(1)
We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

8 Teck Resources Limited 2010 First Quarter News Release

REVENUES AND OPERATING PROFIT
QUARTER ENDED MARCH 31

Our revenue, operating profit before depreciation and pricing adjustments and operating profit by business unit are summarized in the table below:

($ in millions)	Revenues	Operating profit (loss) before depreciation, amortization and pricing adjustments			Operating profit (loss) (note 1)
	2010	2009	2010	2009	2010	2009

Copper
Highland Valley Copper	$ 209	$ 186	$ 118	$ 51	$ 115	$ 72
Antamina	153	126	96	63	96	77
Quebrada Blanca	188	94	123	41	92	7
Carmen de Andacollo	26	24	15	12	8	1
Duck Pond	44	17	15	1	11	1
	620	447	367	168	322	158

Coal (note 2)	790	874	313	519	173	429

Zinc
Trail	377	292	52	31	39	18
Red Dog	159	91	94	29	63	21
Other	6	14	3	1	2	2
Inter-segment sales	(52)	(49)	6	(1)	6	(1)
	490	348	155	60	110	40

TOTAL	$ 1,900	$ 1,669	$ 835	$ 747	$ 605	$ 627

(1)	After depreciation, amortization and pricing adjustments.
(2)
Our coal business unit represents our interest in six operating mines. We wholly own Fording River, Coal Mountain, Line Creek and Cardinal River mines, and have a 95% partnership interest in the Elkview mine and an 80% joint venture interest in the Greenhills mine.

9 Teck Resources Limited 2010 First Quarter News Release

COPPER

Highland Valley Copper (97.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended
	March 31
	2010	2009

Tonnes milled (000's)	9,920	10,972

Copper
Grade (%)	0.30	0.30
Recovery (%)	87.0	84.4
Production (000's tonnes)	25.9	27.4
Sales (000's tonnes)	23.5	34.5

Molybdenum
Production (million pounds)	1.8	1.4
Sales (million pounds)	1.7	1.3

Cost of sales ($ millions)
Operating costs	$ 66	$ 91
Distribution costs	$ 7	$ 8
Depreciation and amortization	$ 21	$ 15

Operating profit summary ($ millions)
Before depreciation, amortization and price adjustments	$ 118	$ 51
Price adjustments – positive (negative)	18	36
Depreciation and amortization	(21)	(15)
After depreciation, amortization and price adjustments	$ 115	$ 72

Highland Valley Copper’s first quarter operating profit of $118 million, before pricing adjustments, more than doubled from $51 million a year ago. Significantly higher copper prices in the quarter were partially offset by a 32% reduction in sales volumes, as sales in the first quarter of 2009 were unusually high due to timing of shipments.

Copper production of 25,900 tonnes was 5% lower than the same period last year as a result of reduced mine production due to geotechnical constraints in the Valley pit. The reduction in throughput was partially offset by improved copper recovery. Copper grades were similar to the same period last year. Molybdenum production of 1.8 million pounds was 29% higher than a year ago as a result of successful implementation of recovery improvement projects and a reduction of in-process inventory this quarter.

Resolving the geotechnical constraints has resulted in revised pit slope and dewatering designs to ensure long term stability of the Valley pit. These have been completed and are now being optimized. All mining equipment to complete the additional stripping requirements on the east wall has been mobilized and the stripping is proceeding on schedule. We continue to expect that Highland Valley’s copper production will be approximately 100,000 to 105,000 tonnes in 2010.

10 Teck Resources Limited 2010 First Quarter News Release

Antamina (22.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended
	March 31
	2010	2009

Tonnes milled (000's)
Copper-only ore	3,727	4,012
Copper-zinc ore	5,064	3,841

	8,791	7,853
Copper (note 1)
Grade (%)	1.02	1.22
Recovery (%)	78.5	83.4
Production (000's tonnes)	68.8	79.0
Sales (000's tonnes)	62.5	88.4

Zinc (note 1)
Grade (%)	2.58	2.94
Recovery (%)	84.3	83.5
Production (000's tonnes)	110.1	92.4
Sales (000's tonnes)	115.8	85.5

Molybdenum
Production (million pounds)	1.2	2.1
Sales (million pounds)	1.0	2.5

Cost of sales (US$ millions)
Operating costs	$ 111	$ 120
Distribution costs	$ 25	$ 20
Royalties and other costs (note 2)	$ 52	$ 8
Depreciation and amortization	$ 25	$ 24

Operating profit summary (our 22.5% share) ($ millions)
Before depreciation, amortization and price adjustments	$ 96	$ 63
Price adjustments – positive (negative)	5	21
Depreciation and amortization	(5)	(7)
After depreciation, amortization and price adjustments	$ 96	$ 77

(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
(2)	In addition to royalties paid by Antamina, we also pay a royalty in connection with the acquisition of our interest in Antamina equivalent to 7.4% of our share of cash flow distributed by the mine.

11 Teck Resources Limited 2010 First Quarter News Release

Our 22.5% share of Antamina’s operating profit, before depreciation and pricing adjustments, was $96 million in the first quarter compared with $63 million in the same period last year.

Tonnes milled in the first quarter increased by 12% compared with a year ago, despite the greater proportion of harder copper-zinc ores processed. The mix of mill feed in the first quarter was 42% copper-only ore and 58% copper-zinc ore, compared to 51% and 49%, respectively, in the same period a year ago. The lower proportion of copper-only ore and resulting lower mill recoveries in the quarter resulted in copper production of 68,800 tonnes in the first quarter, a 13% decline over a year ago. Conversely, zinc production increased by 19% to 110,100 tonnes due to the throughput of higher copper-zinc ore processed in the quarter. Molybdenum production was significantly lower in the period as a result of lower grades and recoveries.

The Antamina expansion project cost forecast remains at US$1.3 billion. The project is proceeding on time and on budget. To date, approximately 310,000 hours have been expended on the project without a lost time injury. Total project progress is approximately 11%. To date, commitments on the project are approximately US$360 million and total incurred costs are approximately US$64 million. When completed, the project is expected to increase mill throughput by 38% to 130,000 tonnes per day by late 2011.

12 Teck Resources Limited 2010 First Quarter News Release

Quebrada Blanca (76.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended
	March 31
	2010	2009

Tonnes placed (000's)
Heap leach ore	1,999	1,836
Dump leach ore	3,214	1,573

	5,213	3,409
Grade (TCu%) (note 1)
Heap leach ore	1.07	1.23
Dump leach ore	0.55	0.48

Production (000's tonnes)
Heap leach ore	15.1	15.7
Dump leach ore	7.0	5.9

	22.1	21.6

Sales (000's tonnes)	24.8	21.2

Cost of sales (US$ million)
Operating costs	$ 60	$ 40
Distribution costs	$ 2	$ 2
Depreciation and amortization	$ 30	$ 27

Operating profit summary ($ millions) (note 2)
Before depreciation, amortization and price adjustments	$ 123	$ 41
Price adjustments – positive (negative)	-	-
Depreciation and amortization	(31)	(34)
After depreciation, amortization and price adjustments	$ 92	$ 7

(1)	TCu% is the percent assayed total copper grade.
(2)	Results do not include a provision for the 23.5% non-controlling interest in Quebrada Blanca.

Quebrada Blanca’s first quarter operating profit, before depreciation and pricing adjustments, was $123 million compared with $41 million in the first quarter of 2009 as a result of significantly higher copper prices and a higher sales volume.

Copper production in the first quarter of 22,100 tonnes was slightly higher than a year ago. Sales volumes of 24,800 tonnes in the first quarter were 17% higher than the same period last year due to the timing of shipments.

Cost of sales in the first quarter was $60 million compared with $40 million last year. Last year’s costs reflected the reversal of an $8 million finished product inventory provision taken in 2008 when prices declined below cost. Costs of sales were also higher in 2010 as a result of the higher sales volumes and increased costs for operating supplies and electricity.

13 Teck Resources Limited 2010 First Quarter News Release

Carmen de Andacollo (90%)

Operating results at the 100% level are summarized in the following table:

	Three months ended
	March 31
	2010	2009

Tonnes placed (000's)
Heap leach ore	587	959
Dump leach ore	37	237

	624	1,196
Grade (TCu%) (note 1)
Heap leach ore	0.49	0.63
Dump leach ore	0.46	0.29

Copper cathode production (000's tonnes)
Heap leach ore	2.1	4.2
Dump leach ore	0.8	1.1

	2.9	5.3
Copper contained in concentrate production (000's tonnes)	1.4	-

Sales of copper cathode (000's tonnes)	3.5	5.3

Cost of sales (US$ million)
Operating costs	$ 11	$ 7
Distribution costs	$ -	$ 1
Depreciation and amortization	$ 7	$ 11

Operating profit (loss) summary ($ millions) (note 2)
Before depreciation, amortization and price adjustments	$ 15	$ 12
Price adjustments – positive (negative)	-	1
Depreciation and amortization	(7)	(12)
After depreciation, amortization and price adjustments	$ 8	$ 1

(1)	TCu% is the percent assayed total copper grade.
(2)	Results do not include a provision for the 10% non-controlling interest in Andacollo.

Carmen de Andacollo’s operating profit, before depreciation and pricing adjustments, was $15 million in the first quarter compared with $12 million in the same period last year. Higher copper prices were primarily offset by lower sales volumes.

As planned, copper cathode production of 2,900 tonnes in the first quarter was 45% lower than a year ago as the mine is transitioning from mining the supergene deposit to the primary hypogene zone. Sales volumes of 3,500 tonnes in the first quarter were 34% lower than the same period last year, reflecting the reduced production levels.

Cost of sales in the first quarter was $11 million compared with $7 million last year. Last year’s costs reflected the reversal of a $6 million finished product inventory provision taken in 2008 when prices declined below cost.

14 Teck Resources Limited 2010 First Quarter News Release

Initial production from the copper concentrator project was 1,400 tonnes of copper contained in concentrate in the first quarter. The first shipment of concentrate is scheduled for the end of April, 2010.

The Carmen de Andacollo concentrator plant was commissioned in late 2009 and is ramping up to full production, substantially in accordance with plan. The plant is expected to reach design tonnage by October, 2010. For accounting purposes, the plant has not yet reached commercial production and all costs associated with the project and production are currently being capitalized. The new plant is expected to produce 80,000 tonnes of copper and 55,000 ounces of gold in concentrate annually over the first 10 years of the operation.

The initial project is on track to be completed for the forecasted cost of US$435 million, of which US$428 million had been spent by March 31, 2010. An additional project to supply water from the Elqui River has an estimated cost of US$40 million and will provide a long-term supply of process water for the concentrator. Also a cover to minimize the generation of dust is being constructed for the coarse ore stockpile at a cost of US$8 million.

In January 2010, Carmen de Andacollo completed the previously announced sale of an interest in gold reserves and resources to Royal Gold, Inc. (“Royal Gold”). Proceeds to Andacollo, on a 100% basis, were US$218 million and 1.2 million common shares of Royal Gold, valued at US$53 million. Royal Gold’s production entitlement is equivalent to 75% of the payable gold produced until total cumulative production reaches 910,000 ounces of gold, and 50% thereafter. The transaction was treated as the sale of a mineral property interest and the total consideration was accounted for as a recovery of the mineral property costs. Accordingly, no gain or loss was recorded on the transaction.

Duck Pond (100%)

Duck Pond’s operating profit, before depreciation and pricing adjustments, was $15 million in the first quarter compared with $1 million in the same period last year. Copper and zinc production in the quarter was 3,900 tonnes and 4,800 tonnes of contained metal, respectively, compared with 3,000 tonnes and 4,300 tonnes respectively last year.

Development Projects

Engineering studies for the Quebrada Blanca concentrate project continue to progress. The work includes infill drilling to update the resource model, metallurgical test work to confirm the process flow sheet, a series of studies to determine water use, plant location and the preparation of preliminary estimates of capital and operating costs. By the end of the first quarter, an additional 10,300 meters of infill drilling was completed in the hypogene deposit. At present, there are 5 drill rigs on site continuing with infill drilling.

On the Relincho project, a pre-feasibility study is currently planned to commence in the second quarter of 2010 for completion in the first quarter of 2011.

The Galore Creek project remains on care and maintenance. The project partners have approved a pre-feasibility study so that updated capital and operating cost estimates can be prepared for the project. The study is expected to be completed in the first half of 2011.

15 Teck Resources Limited 2010 First Quarter News Release

COAL

Teck Coal Partnership (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended
	March 31
	2010	2009

Production (000's tonnes)	5,672	3,966

Sales (000's tonnes)	5,253	3,687

Average sale price
US$/tonne	$ 140	$ 204
C$/tonne	$ 150	$ 237

Operating expenses (C$/tonne)
Cost of product sold	$ 61	$ 61
Transportation	$ 30	$ 36
Depreciation and amortization	$ 26	$ 24

Operating profit summary ($ millions)
Before depreciation and amortization	$ 313	$ 519
Depreciation and amortization	(140)	(90)
After depreciation and amortization	$ 173	$ 429

The results presented are for Teck’s interests in six operating mines. Operating profit, before depreciation, in the first quarter was $313 million compared with $519 million last year primarily due to lower realized coal prices of C$150 per tonne compared with C$237 per tonne in 2009.

Sales volumes of 5.3 million tonnes for the first quarter reflect normal seasonality. Sales volumes are expected to be higher in each of the three remaining quarters of calendar 2010 than they were in the first quarter and we currently expect our calendar 2010 sales volume to be approximately 24 million tonnes. Increased deliveries to our traditional contract customers and strong demand from China for seaborne coking coal will contribute to the increase in our sales volume in 2010 compared with 2009. During the final three quarters of the year, we expect to deliver 328,000 tonnes at 2008 coal year prices, about half of which will be shipped in the second quarter, and we expect to deliver 1.1 million tonnes of coal at 2009 coal year prices, almost all within the second quarter.

Average US dollar selling prices in the first quarter were significantly lower than in the same quarter in 2009 due to lower contract price settlements for the 2009 coal year that ran April 1, 2009 to March 31, 2010. During the first quarter of 2010, approximately 400,000 tonnes of carryover tonnage was delivered at higher 2008 coal year contract prices. The first quarter of 2010 also included approximately 300,000 tonnes delivered at the new, higher, quarterly contract prices effective for the new contract period.

Unit cost of production, before transportation and depreciation charges, was approximately $55 per tonne, a decrease of approximately 12% compared with the same quarter in 2009. This is due primarily to lower strip ratios and higher production levels, which reduce the fixed costs per tonne of coal produced. These reductions were

16 Teck Resources Limited 2010 First Quarter News Release

partially offset by higher diesel fuel prices. We currently expect unit cost of product produced and sold to be in the range of $53 to $57 per tonne for calendar 2010. The cost of product sold in the quarter was higher at $61 per tonne. This was, in part, the result of the sale from inventory of higher cost coal produced in prior periods. In addition, the mix of coal sold included an unusually large component of coal produced at our higher cost mines compared to our lower cost mines. Should the sales mix have been consistent with the production mix, the cost per tonne of product sold would have been approximately $2 per tonne lower.

The decrease in unit transportation costs for the first quarter compared with the same quarter in 2009 primarily reflects lower rail rates for the westbound transportation of coal from our five British Columbia mine sites. Lower port loading costs at Westshore Terminals were variable in part with average Canadian dollar selling prices. Under the new agreements with Westshore Terminals that we announced on February 12, 2010, port loading rates will no longer be linked to coal prices for any of our products effective April 1, 2011. We currently expect unit transportation costs to be in the range of $31 to $35 per tonne for calendar 2010, with variations in ocean freight being the main driver behind the wider range.

We have agreed prices with the majority of our customers for the first quarter of the 2010 coal year that commenced April 1. Prices at or above US$200 per tonne for our highest quality products are consistent with prices reportedly achieved by our competitors. The market is in transition from the current practice of setting pricing annually, to establishing pricing on a quarterly basis.  We expect that most sales will be settled on the basis of quarterly pricing for the balance of 2010 although the actual outcome will depend upon continued market acceptance and the desire of certain customers to settle on an annual basis. Shorter contract pricing cycles combined with our continued sales into new markets such as China should result in our 2010 sales revenue more closely reflecting prevailing market prices in each respective quarter. We currently expect to sell approximately 6.0 to 6.5 million tonnes in the second quarter of 2010 at an average price of US$180 to US$185 per tonne. Average selling prices reflect the impacts of carryover tonnage and the sale of a range of hard coking coal products of various qualities as well as thermal and PCI coal, which together normally comprise about 10% of our coal sales volume.

The union labour agreement for our Coal Mountain operations expired on December 31, 2009 and we are currently in the process of negotiating a new agreement. In February, we announced that employees at our Line Creek mine had ratified a new 5 year collective agreement, replacing the previous agreement that expired May 31, 2009.

17 Teck Resources Limited 2010 First Quarter News Release

ZINC

Trail (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended
	March 31
	2010	2009

Metal production
Zinc (000's tonnes)	68.4	58.4
Lead (000's tonnes)	21.5	19.3

Metal sales
Zinc (000's tonnes)	65.7	57.4
Lead (000's tonnes)	18.2	17.3

Power
Surplus power sold (GW.h )	144	276
Power price (US$/MW.h)	$ 47	$ 37

Cost of sales ($ millions)
Concentrates	$ 215	$ 158
Operating costs	$ 86	$ 78
Distribution costs	$ 24	$ 25
Depreciation and amortization	$ 13	$ 13

Operating profit summary ($ millions)
Before depreciation and amortization	$ 52	$ 31
Depreciation and amortization	(13)	(13)
After depreciation, amortization and price adjustments	$ 39	$ 18

Operating profit, before depreciation, at Trail's metal operations was $45 million in the first quarter compared with $20 million in the same period last year due to significantly higher prices and stronger sales for both zinc and lead. Production of zinc in the quarter was significantly ahead of the first quarter of 2009 due to the production curtailments which were put in place in 2009 as a result of market conditions. Production of lead was also higher in the quarter than in the comparable period last year due to higher feed rates to the KIVCET furnace and a higher lead content in the feed.

Operating profit, before depreciation, from surplus power sales declined to $7 million in the first quarter from $11 million a year ago. The metallurgical plants ran at full rates and a one-third interest in the Waneta Dam was sold to BC Hydro in the quarter. Consequently, surplus power sales volumes decreased to 144 gigawatt hours from 276 gigawatt hours in the first quarter of 2009. Power prices averaged US$47 per megawatt hour in the first quarter compared with US$37 per megawatt hour in 2009. The sale of a one-third interest in the Waneta Dam will reduce the amount of surplus power available for sale to nominal levels when metallurgical plants operate at full capacity.

18 Teck Resources Limited 2010 First Quarter News Release

Upper Columbia River Basin (Lake Roosevelt)

Teck American made substantial progress on the remedial investigation of the Upper Columbia River that it is conducting pursuant to a settlement agreement reached with the United States government, including the US Environmental Protection Agency (“EPA”). Fish sampling was completed in the quarter. Sampling of beaches and surface water is expected to be completed by year end.

Discovery and motion proceedings continue in the Lake Roosevelt litigation in the Federal District Court for the Eastern District of Washington. The first phase of the case, dealing with liability under CERCLA for cost recovery and natural resource damages, is scheduled to be tried in June 2011.

Red Dog (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended
	March 31
	2010	2009

Tonnes milled (000's)	865	790

Zinc
Grade (%)	18.9	21.2
Recovery (%)	81.2	82.0
Production (000's tonnes)	132.9	137.4
Sales (000's tonnes)	128.0	97.9

Lead
Grade (%)	6.3	5.8
Recovery (%)	64.2	70.5
Production (000's tonnes)	35.0	32.3
Sales (000's tonnes)	-	-

Cost of sales (US$ millions)
Operating costs	$ 36	$ 28
Distribution costs	$ 22	$ 19
Royalties (NANA and State)	$ 20	$ (2)
Depreciation and amortization	$ 14	$ 11

Operating profit summary ($ millions)
Before depreciation, amortization and price adjustments	$ 94	$ 29
Pricing adjustments – positive (negative)	(16)	6
Depreciation and amortization	(15)	(14)
After depreciation, amortization and price adjustments	$ 63	$ 21

19 Teck Resources Limited 2010 First Quarter News Release

Red Dog's operating profit, before depreciation and pricing adjustments, increased to $94 million in the first quarter compared with $29 million in the same period last year. The significant increase in operating profit was a result of substantially higher zinc prices, which doubled compared with a year ago. Combined with the higher zinc prices were increased zinc sales volumes, which were 31% higher than a year ago due to the timing of shipments.

Zinc production in the first quarter was slightly lower than last year at 132,900 tonnes due to the lower zinc ore grade in the bottom of the main pit. Lead production was 8% higher than in the comparable period due to significantly higher lead ore grade.

At March 31, 2010, we had approximately 100,000 tonnes of contained zinc available for sale from the 2009 shipping season, excluding production inventory at the site. Sales volumes of contained metal are estimated at approximately 70,000 tonnes in the second quarter.

Aqqaluk Permitting

On receipt of Supplemental Environmental Impact Statement (“SEIS”) and new National Pollutant Discharge Elimination System (“NPDES”) and other required permits, we expect to start pre-stripping of the Aqqaluk deposit in 2010. It is anticipated that the Aqqaluk deposit will be the main ore supply for the next 20 years, from 2011 onwards.

On December 15, 2009, the State of Alaska issued a certification of the NPDES Permit to be issued by the EPA under Section 401 of the US Clean Water Act. On January 15, 2010, local tribal and environmental groups filed an appeal of the certification asserting that certain provisions do not comply with the Clean Water Act. If successful, the appeal could result in revisions to the NPDES Permit. The certification will remain in effect pending resolution of the appeal and will not affect the development of the Aqqaluk deposit.

On January 8, 2010, the EPA approved the Aqqaluk SEIS and, simultaneously, issued the new NPDES Permit. On February 16, 2010, the same groups that appealed the 401 Certification filed a petition for review of the NPDES Permit. On February 26, 2010, the EPA notified us that, as a result of the appeal, the conditions of the new permit governing effluent limitations for lead, selenium, zinc, cyanide and total dissolved solids (“TDS”) were stayed pending a resolution of the appeal by the Environmental Appeal Board. On March 17, 2010, the limitations were withdrawn by the EPA to allow them additional time to consider arguments raised by the appeal and to discuss these issues with the State of Alaska. We understand that the EPA intends to reissue the new limitations later this year. Until attainable limitations are issued by the EPA, the corresponding provisions of our existing permit will remain in effect. The existing permit contains an effluent limitation for TDS that the mine cannot meet. We are seeking direction from the EPA before proceeding with a decision on the development of Aqqaluk.

Other State and local permits required for the development of Aqqaluk were received in December. The appeal period for those permits has expired. A permit that allows us to operate in the wetlands area of Aqqaluk was issued by the Army Corps of Engineers. There is no specific period established for an appeal of this permit. An appeal of the SEIS or wetlands permit could also delay access to the Aqqaluk deposit. Our current operating plan is to continue to mine the main pit until mid-2011, but in order to maintain efficient production rates, this ore will eventually need to be supplemented with ore from Aqqaluk. Permit appeals that delay access to Aqqaluk or uncertainty with respect to the status of the NPDES permit could affect our transition plan and production at Red Dog could be curtailed in October, 2010.

20 Teck Resources Limited 2010 First Quarter News Release

We and our partner, NANA, have been working with the public agencies involved and have held discussions with some of the appellants. We believe that the regulatory process has been appropriate and robust and will be sustained on appeal, and that appropriate effluent limitations will ultimately be issued. Nonetheless, there can be no assurance that appeals or delays in permit uncertainty will not delay the development of Aqqaluk. We are developing contingency plans to minimize any potential disruption to the operation.

ENERGY

Fort Hills Project

The timing of a final investment decision on the Fort Hills oil sands project remains uncertain, pending the completion of a project review by Suncor, the operator and 60% partner. Suncor has indicated the review should be complete during the second half of 2010. Spending on the project has been significantly reduced and the workforce downsized to reflect the lower level of activity. Suncor has provided a forecast project spending estimate of $33 million for 2010, of which our share would be $9 million.

Frontier and Equinox Projects

Engineering contracts were awarded during the first quarter and studies have started on the Frontier Project which will include an option of developing Equinox as a satellite operation. The results of these studies are expected in late 2010 and will form the basis for a planned regulatory application to be prepared in the first half of 2011. During the 2010 winter drilling season 83 core holes were completed on the Frontier Project. Analytical testing has started and is expected to be completed during the third quarter.

COSTS AND EXPENSES

Administration and general expenses were $70 million in the first quarter compared with $31 million last year. The increase was primarily due to higher stock-based compensation that is linked to our share price, which was significantly higher in the first quarter of 2010 compared with the same period last year.

Our interest and financing expense was $161 million in the quarter compared with $137 million a year ago. This increase was a result of higher interest rates, which came into effect after the refinancing and extension of the debt incurred on the acquisition of Fording in October, 2008. Initially this debt was short-term and bore relatively low rates of interest. However, our higher credit spread and the longer maturities of our senior secured notes resulted in higher average interest rates and higher interest charges despite significant reductions in our overall debt levels. Our debt and interest charges are denominated in US dollars and fluctuations in the exchange rate also affect interest expense. A weaker US dollar also served to reduce these amounts in the first quarter compared with a year ago.

Other income, net of other expenses, was $784 million in the first quarter compared with other expense, net of other income, of $62 million last year. Significant items in the first quarter included a $656 million gain on the sale of a one-third interest in the Waneta Dam, a $50 million gain on the sale of our Turkish gold projects and a $56 million non-cash foreign exchange gain. The non-cash foreign exchange translation gain on our debt totalled $241 million, of which $57 million was recorded in other

21 Teck Resources Limited 2010 First Quarter News Release

income and $184 million in other comprehensive income. The portion credited to other comprehensive income relates to that portion of our US dollar debt that is designated as a hedge against our investments in subsidiaries whose functional currency is the US dollar. Other income also included a $33 million charge, as we wrote-off unamortized finance fees on the early repayment of the debt.

Provision for Income and Resource Taxes

Income and resource taxes for the quarter were $203 million, or 18% of pre-tax earnings, which is significantly lower than the Canadian statutory tax rate. This is the result of significant capital gains in the quarter, which are subject to the lower capital gains tax rate. This was partially offset by the effect of resource taxes in Canada.

Income tax pools arising out of the Fording transaction currently shield us from cash income taxes, but not resource taxes, in Canada. Canadian Development Expenditure tax pools and tax loss carry forwards primarily generated by those pools are $10 billion. We remain subject to cash taxes in foreign jurisdictions and cash resource taxes in Canada.

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity continued to improve significantly during the first quarter of 2010. This was a result of the substantial cash flow derived from our operations and the completion of the sale of our non-core assets.

Cash flow from operations was $480 million in the first quarter compared with $1.1 billion a year ago. Cash flow in the first quarter last year had benefited from a reduction in working capital as a result of tax refunds of $801 million.

Expenditures on property, plant and equipment were $147 million in the first quarter and included $70 million on sustaining capital and $77 million on development projects. The largest components of sustaining expenditures were at Teck Coal and Highland Valley Copper. The Teck Coal expenditures are largely to enable us to incrementally expand production at existing operations. Development expenditures included $28 million for preparatory stripping for Highland Valley Copper’s mine life extension project and $28 million on the development of the hypogene deposit at Carmen de Andacollo.

Cash proceeds from the sale of non-core assets in the first quarter totalled $1.1 billion. The amount was comprised of $825 million from the sale of a one-third interest in the Waneta Dam, $230 million of cash proceeds received from the sale of gold reserves and resources from Carmen de Andacollo and $24 million from the sale of gold projects in Turkey. In addition to the cash proceeds received from the sale of the future gold production from Carmen de Andacollo to Royal Gold, Inc, we received 1.2 million shares of Royal Gold. The shares have a current market value of $57 million, of which our share is 90%. On the sale of the Turkey gold projects to Alamos Gold Inc, we received 2.4 million shares of Alamos Gold, which have a current market value of $33 million.

Our total debt balance was $5.8 billion at March 31, 2010. Repayments on our term loan were $2.0 (US$1.9) billion in the quarter, reducing our term loan to US$416 million at March 31, 2010. Since we acquired the Fording assets in October 2008 we have reduced our total debt by $7.6 billion as at March 31, 2010. On April 19, 2010 we gave notice to our term lenders of our intention to repay the remainder of the term loan on April 22, 2010.

22 Teck Resources Limited 2010 First Quarter News Release

A summary of our debt positions and credit ratios are summarized in the following table.

	March 31, 2010	December 31, 2009

Term loan	$ 416	$ 2,325
Fixed rate term notes	5,089	5,086
Other	197	205
Total debt (US$ in millions)	$ 5,702	$ 7,616

Total debt (C$ in millions)	$ 5,793	$ 8,004

Cash balances (C$ in millions)	$ 774	$ 1,420

Net debt (C$ in millions)	$ 5,019	$ 6,584

Debt to debt-plus-equity	27%	36%

Net debt to net-debt-plus-equity	25%	31%

We also have committed bank credit facilities aggregating $1.1 billion, the majority of which mature in 2012 and beyond. Our current unused credit lines under these facilities after drawn letters of credit amount to $1.0 billion. Since December 31, 2009 there have been several changes to the credit ratings of Teck and its outstanding debt. As of March 4, 2010, Moody’s rates Teck as Ba1 with such rating under review for a further upgrade. As of April 16, 2010, Standard & Poor’s rates Teck as BBB with a stable outlook. As of April 15, 2010, Dominion Bond Rating Service rates Teck as BBB (low) with a positive trend. As of April 5, 2010, Fitch Ratings rates Teck as BBB- with a stable outlook.

COMPREHENSIVE INCOME

We recorded comprehensive income of $909 million in the first quarter, consisting of $937 million of regular earnings and $28 million of other comprehensive losses. The most significant component of other comprehensive losses in the quarter was currency translation adjustments on self-sustaining foreign subsidiaries. Currency translation gains and losses are held in accumulated other comprehensive income, net of taxes, until they are realized at which time they are included in earnings.

OUTLOOK

The information below is in addition to the disclosure concerning specific operations included above in the Operations and Corporate Development sections of this document.

General Economic Conditions

The markets in which we sell our products continue to improve. Base metal prices are significantly higher and we have seen improvement in customer demand. Steel industry utilization rates in the OECD have continued to improve and additional steelmaking coal demand in China has resulted in an increased global demand. Spot

23 Teck Resources Limited 2010 First Quarter News Release

prices for metallurgical coal have been higher than the previous annual contract price, and the market is moving to a quarterly pricing cycle for the next quarter. While general economic conditions have improved and stability appears to be returning to financial and commodity markets, uncertainty concerning the short and medium term global economic outlook persists. We continue to closely monitor these developments and their effect on our business.

Capital Expenditures

Our planned capital expenditures for 2010 are approximately $1.05 billion, including $375 million of sustaining capital expenditures and $675 million on development projects. We may authorize further capital expenditures during the year depending on commodity markets, our financial position and other factors. We also expect to spend approximately $9 million on our share of costs for the Fort Hills oil sands project.

Foreign Exchange, Debt Revaluation and Interest Expense

The sales of our products are denominated in US dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our US dollar denominated debt is subject to revaluation based on changes in the Canadian/US dollar exchange rate. We designate up to $5 billion of our US dollar denominated debt as a hedge against our US dollar denominated foreign operations. As a result, any foreign exchange gains or losses arising on that amount of our debt are recorded in other comprehensive income with the remainder being charged to net earnings. On the repayment of our term loan, our US dollar denominated debt will be approximately equal to our net investment in US dollar denominated foreign operations and gains or losses on exchange fluctuations are expected to become less significant.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) CHANGEOVER PLAN

Effective January 1, 2011 Canadian publicly listed entities will be required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”), instead of current Canadian GAAP. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010.

In 2008, we established an IFRS conversion team to lead the significant undertaking of transition from Canadian GAAP to IFRS. We have prepared a detailed IFRS conversion plan, which will continue to evolve to accommodate the expected changes in IFRS accounting standards past 2011. We developed a conversion plan to ensure timely and accurate reporting, and a smooth transition to adopting IFRS including any required changes to accounting processes and controls. We are developing and maintaining our IFRS competencies by addressing ongoing training requirements at various levels of the organization.

24 Teck Resources Limited 2010 First Quarter News Release

We have identified four phases to our conversion: scoping and planning, detailed assessment, implementation and post-implementation. The scoping and planning phase and detailed assessment phase are complete and we are now in the implementation phase.

Implementation

During the implementation phase thus far, we have identified implementation requirements to effect management’s preliminary accounting choices, developed sample financial statements including note disclosures and assessed key accounting policy decisions. We are now in the process of finalizing key accounting policy decisions, calculating the opening balance sheet at January 1, 2010, implementing business and internal control requirements and preparing other transitional reconciliations and disclosure requirements. The effects of the IFRS transition are being quantified as each work stream is completed.

Through our detailed assessment and implementation work performed to date we have identified below the areas that are expected to have an impact on our financial statements on transition to IFRS and in future periods. We have not yet determined the full impact of IFRS adoption as transition adjustments are still being quantified and accounting policy recommendations still require review and approval in certain areas. The majority of key accounting policy decisions and IFRS 1, “First-Time Adoption of International Financial Reporting Standards,” optional exemptions are currently under review by senior management and the Audit Committee of the Board of Directors. The policy decisions are still expected to be approved in the first six months of 2010. We plan to disclose our significant accounting policy choices once all policies and IFRS 1 option exemptions are approved.

The identified IFRS accounting impacts below should not be regarded as complete or final as we have not completed our process of quantifying changes and finalizing the policy choices.  Significant ongoing projects could impact the differences.

Impairment of Long-Lived Assets

Canadian GAAP uses a two-step approach to impairment testing for long-lived assets.  Step one of the current Canadian GAAP impairment test, which uses undiscounted cash flows to identify possible impairments, does not exist under IFRS. Instead, IAS 36 uses a one-step approach for both identifying and measuring impairments, which is based on comparing the carrying value to the recoverable amount. The recoverable amount is the higher of fair value less selling costs and value in use, which is based on discounted cash flows. This may result in impairments under IFRS where they do not exist under Canadian GAAP.

In addition, under IAS 36 impairment losses recognized must be reversed if the circumstances leading to the impairment change and cause the impairment to be reduced. This is not permitted under Canadian GAAP.

Employee Future Benefits

IFRS 1 allows for an optional exemption on first-time adoption of IFRS to recognize all unamortized actuarial gains and losses immediately to retained earnings on transition date.  Under IAS 19, the full amount of actuarial gains and losses are permitted to be adjusted directly to Other Comprehensive Income, as part of shareholders’ equity, rather than recognized through the income statement over time. IAS 19 also requires vested past service costs associated with defined benefit plans to be

25 Teck Resources Limited 2010 First Quarter News Release

expensed immediately. Canadian GAAP requires the amortization of past service costs on a straight line basis over the average remaining service life of employees. International Financial Reporting Interpretations Committee (“IFRIC”) 14 limits the pension asset that may be recorded by an entity through an asset ceiling test and also requires adjustments to be made to the pension liability for minimum funding requirements.

Accounting for Joint Arrangements

Currently under Canadian GAAP, joint ventures are accounted for using the proportionate consolidation method.  Although proportionate consolidation is currently permitted under IFRS, there is an expected change to IFRS that would only allow the equity method of accounting for jointly controlled entities.  As a result, this will impact our current accounting treatment of proportionately consolidating Antamina.

Foreign Exchange

Under IFRS 1, a first-time adopter can elect to reset its cumulative translation account to zero on the transition date with the amount being adjusted to opening retained earnings. We plan to take this IFRS 1 election.

Asset Retirement Obligations

IFRS differs from Canadian GAAP both in recognition and measurement of asset retirement obligations. The recognition criteria under IFRS are more encompassing through the inclusion of constructive obligations. Measurement differences relate to the nature of costs included in estimates of future cash flows to settle the obligation and the discount rate applied to future cash flows.

Post-Implementation

The post-implementation phase will involve continuous monitoring of changes in IFRS throughout the implementation process (through to 2011) and later as the Roadmap for US consideration for adopting IFRS is established. We note that the standard-setting bodies that determine Canadian GAAP and IFRS have significant ongoing projects that could impact the differences between Canadian GAAP and IFRS and their impact on our financial statements. In particular, we expect that there may be additional new or revised IFRS in relation to consolidation, joint ventures, financial instruments, hedge accounting, discontinued operations, leases and employee benefits. We also note that the International Accounting Standards Board is currently working on an extractive industries project, which could significantly impact our financial statements primarily in the areas of capitalization of exploration costs and disclosures. The IFRIC has added the topic of accounting for production stripping costs to its agenda for review and has since issued Staff Papers on “Accounting for Stripping Costs in the Production Phase – Attribution of the Stripping Cost Asset” and “Accounting for Stripping Costs in the Production Phase – Costs of Waste Removal and the Associated Benefit.” These IFRIC Staff Papers may lead to the development of an IFRIC Interpretation that could impact our financial statements. We have processes in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRS and IFRIC Interpretations will be evaluated as they are drafted and published.

26 Teck Resources Limited 2010 First Quarter News Release

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, the most significant of which are marketable securities, foreign exchange forward sales contracts, fixed price forward metal sales contracts, prepayment rights on senior debt notes, settlements receivable and payable and, previously, price participation payments on the sale of the Cajamarquilla zinc refinery that expired at the end of 2009. The financial instruments and derivatives are all recorded at fair values on our balance sheet with gains and losses in each period included in other comprehensive income, net earnings from continuing operations and net earnings from discontinued operations as appropriate. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

The after-tax effect of financial instruments on our net earnings for the following periods is set out in the table below:

	Three months ended
	March 31
	2010	2009

Price adjustments
On prior quarter sales	$ (12)	$ 14
On current quarter sales	17	29
	5	43

Derivatives gains (losses)	32	(24)

	37	19
Amounts included in discontinued operations
Cajamarquilla sale price participation	-	2

	-	2

Total	$ 37	$ 21

QUARTERLY EARNINGS AND CASH FLOW

(in millions, except for share data)	2010	2009					2008
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$ 1,900	$ 2,167	$ 2,131	$ 1,707	$ 1,669	$1,600	$1,740	$ 1,805	$ 1,510

Operating profit	605	777	694	636	627	190	679	869	605

EBITDA	1,511	1,042	1,236	1,123	708	(402)	791	934	638

Net earnings (loss) (note 1)	908	411	609	570	241	(607)	424	497	345

Earnings (loss) per share	$ 1.54	$ 0.70	$ 1.07	$ 1.17	$ 0.50	$ (1.28)	$ 0.95	$ 1.12	$ 0.78

Cash flow from operations	480	697	772	386	1,128	589	858	507	155

(1)	Attributable to common shareholders of the company.

27 Teck Resources Limited 2010 First Quarter News Release

OUTSTANDING SHARE DATA

As at April 16, 2010 there were 580,043,777 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 6,548,263 director and employee stock options outstanding with exercise prices ranging between $4.15 and $49.17 per share. More information on these instruments and the terms of their conversion is set out in Note 14 of our 2009 year end financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward looking statements. These forward-looking statements, principally under the heading “Outlook,” but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, our future production, earnings and cash flow, our plans for our oil sands investments and other development projects, forecast production and operating costs, expected progress and costs of our Andacollo concentrate and Antamina expansion projects, the sensitivity of our earnings to changes in commodity prices and exchange rates, the potential impact of transportation and other potential production disruptions, the impact of currency exchange rates, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital expenditures and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the settlement of coal contracts with customers, access to and treatment and disposal of process water at our operations, the outcome of mine permitting currently underway, particularly our ability to obtain the permits necessary for the development at the Aqqaluk deposit at our Red Dog mine in light of appeals to those permits, and the outcome of legal proceedings involving the company. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, market competition, the accuracy of our reserve estimates (including with respect to size, grade and

28 Teck Resources Limited 2010 First Quarter News Release

recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets and the future financial performance of the company. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings, and changes or further deterioration in general economic conditions.

Statements concerning future production costs or volumes, and the sensitivity of the company’s earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2009, filed on SEDAR and on EDGAR under cover of Form 40F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q1/2010 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Wednesday, April 21, 2010. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast is also available at www.earnings.com. The webcast will be archived at www.teck.com.

29 Teck Resources Limited 2010 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Earnings
(Unaudited)

	Three months ended
	March 31
(Cdn$ in millions, except for share data)	2010	2009

Revenues	$ 1,900	$ 1,669

Operating expenses	(1,056)	(852)

	844	817
Depreciation and amortization	(239)	(190)

Operating profit	605	627

Other expenses
General and administration	(70)	(31)
Interest and financing (Note 10)	(161)	(137)
Exploration	(10)	(11)
Research and development	(7)	(6)
Other income (expense) (Note 11)	784	(62)

Earnings before the undernoted items	1,141	380

Provision for income and resource taxes	(203)	(140)

Equity loss	(1)	(1)

Earnings from continuing operations	937	239

Earnings from discontinued operations	-	13

Earnings	$ 937	$ 252

Attributable to:
Non-controlling interests	$ 29	$ 11
Shareholders of the company	908	241

Earnings per share
Basic	$ 1.54	$ 0.50
Basic from continuing operations	$ 1.54	$ 0.47

Diluted	$ 1.53	$ 0.50
Diluted from continuing operations	$ 1.53	$ 0.47

Weighted average shares outstanding (millions)	589.2	486.9

Shares outstanding at end of period (millions)	589.4	486.9

The accompanying notes are an integral part of these financial statements.

30 Teck Resources Limited 2010 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended March 31
(Cdn$ in millions)	2010	2009
Operating activities
Earnings from continuing operations	$ 937	$ 239
Items not affecting cash
Depreciation and amortization	239	190
Provision for future income and resource taxes	32	61
Equity loss	1	1
Gain on sale of investments and assets	(712)	(205)
Foreign exchange losses (gains)	(63)	253
Amortization and write-off of debt financing fees	40	40
Other	(62)	14

	412	593
Net change in non-cash working capital items	68	535
	480	1,128
Investing activities
Property, plant and equipment	(147)	(102)
Investments and other assets	(4)	(232)
Decrease in restricted cash	91	-
Increase in temporary investments	-	(2)
Proceeds from the sale of investments and assets	1,082	95

	1,022	(241)
Financing activities
Repayment of debt	(2,019)	(131)
Issuance of Class B subordinate voting shares	4	-
Distributions to non-controlling interests	(13)	(13)

	(2,028)	(144)
Effect of exchange rate changes on cash and
cash equivalents held in US dollars	(29)	15

Increase (decrease) in cash and cash equivalents from continuing operations operations	(555)	758
Cash received from discontinued operations	-	24

Increase (decrease) in cash and cash equivalents	(555)	782

Cash and cash equivalents at beginning of period	1,329	850

Cash and cash equivalents at end of period	$ 774	$ 1,632
Supplemental cash flow information (Note 13)

The accompanying notes are an integral part of these financial statements.

31 Teck Resources Limited 2010 First Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	March 31,	December 31,
(Cdn$ in millions)	2010	2009

ASSETS

Current assets
Cash and cash equivalents	$ 774	$ 1,329
Restricted cash	-	91
Income taxes receivable	5	38
Accounts and settlements receivable and other	784	843
Inventories	1,299	1,375

	2,862	3,676

Investments (Note 4)	1,348	1,252

Property, plant and equipment	21,735	22,426

Other assets (Note 5)	825	857

Goodwill	1,647	1,662

	$ 28,417	$ 29,873

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 1,230	$ 1,252
Current portion of long-term debt (Note 6)	182	1,121

	1,412	2,373

Long-term debt (Note 6)	5,611	6,883

Other liabilities (Note 7)	993	1,029

Future income and resource taxes	4,927	5,007

Equity
Attributable to shareholders of the company	15,376	14,487
Attributable to non-controlling interests	98	94

	15,474	14,581

	$ 28,417	$ 29,873
Contingencies (Note 15)

The accompanying notes are an integral part of these financial statements.

32 Teck Resources Limited 2010 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Equity
(Unaudited)

	March 31,	December 31,
(Cdn$ in millions)	2010	2009

Share capital
Class A common shares	$ 7	$ 7
Class B subordinate voting shares	6,756	6,750

	6,763	6,757

Contributed surplus	86	85

Non-controlling interests	98	94

Accumulated comprehensive income attributable to the shareholders of the company
Retained earnings at beginning of period	7,307	5,476
Earnings	908	1,831

Retained earnings at end of period	8,215	7,307

Accumulated other comprehensive income (Note 9)	312	338

	8,527	7,645

	$ 15,474	$ 14,581

The accompanying notes are an integral part of these financial statements.

33 Teck Resources Limited 2010 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended
	March 31
(Cdn$ in millions)	2010	2009

Earnings	$ 937	$ 252

Other comprehensive income (loss) in the period
Currency translation adjustments:
Unrealized gains (losses) on translation of
self-sustaining foreign subsidiaries	(185)	219
Foreign exchange differences on debt designated as
hedge of self-sustaining foreign subsidiaries (net of tax of $(23) and $30)	161	(186)

	(24)	33
Available-for-sale instruments:
Unrealized gains (net of taxes of $(2)and $(7))	12	61
Gains reclassified to earnings on realization (net of taxes of $nil and $nil)	(1)	-

	11	61
Derivatives designated as cash flow hedges:
Unrealized gains (losses) (net of taxes of $(1) and $5)	2	(17)
Losses (gains) reclassified to earnings on realization (net of taxes of $7 and $(26))	(17)	41
	(15)	24

Total other comprehensive income (loss)	(28)	118

Total comprehensive income	$ 909	$ 370

Other comprehensive income (loss) attributable to:
Non-controlling interests	(2)	2
Shareholders of the company	(26)	116

	(28)	$ 118

Comprehensive income attributable to:
Non-controlling interests	27	13
Shareholders of the company	882	357

	$ 909	$ 370

The accompanying notes are an integral part of these financial statements.

34 Teck Resources Limited 2010 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

1.	BASIS OF PRESENTATION

Our interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) using standards for interim financial statements and do not contain all of the information required for annual financial statements. Our statements follow the same accounting policies and methods of application as our most recent annual financial statements, except as described in Note 2. Accordingly, they should be read in conjunction with our most recent annual financial statements. All dollar amounts are disclosed in Canadian currency unless otherwise noted.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

2.	ADOPTION OF NEW ACCOUNTING STANDARDS

Business Combinations and Related Sections

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 1582 “Business Combinations” to replace Section 1581. Prospective application of the standard is effective January 1, 2011, with early adoption permitted. This new standard effectively harmonizes the business combinations standard under Canadian GAAP with International Financial Reporting Standards (“IFRS”). The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests,” which replace Section 1600 “Consolidated Financial Statements.” Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. These standards are effective January 1, 2011, unless they are early adopted at the same time as Section 1582 “Business Combinations.” We have chosen to early adopt Sections 1582, 1601 and 1602 effective January 1, 2010. As a result, non-controlling interests have been presented within shareholders’ equity on the balance sheet. The non-controlling interests in income are no longer deducted in arriving at consolidated net earnings. Consolidated other comprehensive income and consolidated comprehensive income have been attributed to equity shareholders of the company and non-controlling interests. There is no effect from adoption on previous business combinations.

35 Teck Resources Limited 2010 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

3.	DISPOSITIONS

a)	Andacollo Gold Stream

On January 29, 2010, Compañia Minera Carmen de Andacollo (“Andacollo”) sold an interest in gold reserves and resources from the Andacollo mine to Royal Gold, Inc. (“Royal Gold”). Under the agreement, Royal Gold will be entitled to payment based on 75% of the payable gold produced until total cumulative production reaches 910,000 ounces of gold, and 50% thereafter. Proceeds to Andacollo were US$218 million in cash and 1.2 million common shares of Royal Gold, valued at US$53 million at the sale date. We have recorded the transaction as a sale of a partial mineral property interest and the total consideration was accounted for as a recovery of mineral property costs. Accordingly, no gain or loss has been recognized.

b)	Interest in Waneta Dam

On March 5, 2010, we completed the sale of a one-third interest in the Waneta Dam to BC Hydro for $825 million. A pre-tax gain of $656 million was realized on the sale.

c)	Agi Dagi and Kirazli Gold Projects

In January 2010, we sold our 60% interest in the Agi Dagi and Kirazli gold projects in Turkey to Alamos Gold Incorporated, (“Alamos”) in exchange for US$24 million and 2.4 million shares of Alamos. A pre-tax gain of $50 million was realized on the transaction.

4.	INVESTMENTS

	March 31,	December 31,
(Cdn$ in millions)	2010	2009

Available-for-sale investments:
Marketable securities	$ 342	$ 245
Held for trading investments:
Warrants	2	2

	344	247
Investments accounted for under the equity method:
Fort Hills Energy Limited Partnership (20% interest)	703	704
Galore Creek Partnership (50% interest)	301	301
	1,004	1,005

	$ 1,348	$ 1,252

36 Teck Resources Limited 2010 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

5.	OTHER ASSETS

	March 31,	December 31,
(Cdn$ in millions)	2010	2009

Pension assets	$ 247	$ 245
Future income and resource tax assets	189	259
Derivative assets, net of current portion of $10 million (2009 - $41 million)	121	95
Long-term deposits and receivables	199	189
Other	69	69

	$ 825	$ 857

6.	DEBT

(Cdn$ in millions)	March 31,	December 31,
	2010	2009

Term facility (US$423 million) (b)	$ 422	$ 2,443
7.0% notes due September 2012 (US$200 million)	202	209
9.75% notes due May 2014 (US$1,315 million)	1,240	1,280
5.375% notes due October 2015 (US$300 million)	302	313
10.25% notes due May 2016 (US$1,060 million)	992	1,025
10.75% notes due May 2019 (US$1,850 million)	1,739	1,799
6.125% notes due October 2035 (US$700 million)	695	719
Antamina senior revolving credit facility due August 2012	94	97
Other	107	119

	5,793	8,004

Less current portion of long-term debt	(182)	(1,121)

	$ 5,611	$ 6,883

a)
Since December 31, 2009 there have been several changes to the credit ratings of Teck and its outstanding debt.  As of March 4, 2010, Moody’s rates Teck as Ba1 with such rating under review for a further upgrade. As of April 16, 2010, Standard & Poor’s rates Teck as BBB with a stable outlook. As of April 15, 2010, Dominion Bond Rating Service rates Teck as BBB (low) with a positive trend. As of April 5, 2010, Fitch Ratings rates Teck as BBB- with a stable outlook. Should Moody’s upgrade its ratings by one notch to investment grade with a stable or positive outlook, certain restrictive covenants under the 9.75%, 10.25% and 10.75% notes would be suspended and we would be able to release and discharge the senior secured pledge bonds that secure our notes and bank credit facilities and the guarantees and liens supporting those pledge bonds.

The subsidiary direct guarantees of the credit facilities and the 9.75%, 10.25% and 10.75% notes, as opposed to the guarantees of the pledge bonds, are not subject to the same provisions regarding automatic release and discharge upon the ratings upgrade.

37 Teck Resources Limited 2010 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

6.	DEBT, continued

b)
During the first quarter of 2010 we made US$1,942 million of repayments towards the term loan facility using proceeds from asset sales and cash on hand. The remaining term loan balance was US$423 million at March 31, 2010. On April 19, 2010, an additional US$123 million was repaid and we gave notice to retire the term loan by paying the remaining balance of US$300 million on April 22, 2010. After this payment, we have no principal payment due on any debt until August, 2012.

7.	OTHER LIABILITIES

	March 31,	December 31,
(Cdn$ in millions)	2010	2009

Asset retirement obligations	$ 521	$ 532
Other environmental and post-closure costs	75	87
Pension and other employee future benefits	325	320
Long-term contractual obligations	21	33
Derivative liabilities (net of current portion of $23 million (2009 - $33 million))	24	37
Other	27	20

	$ 993	$ 1,029

8.	SHAREHOLDERS’ EQUITY

Stock-based Compensation

During the first quarter of 2010, we granted 1,289,600 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $35.54, a term of 10 years and vest in equal amounts over 3 years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $11.81 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 6 years, a risk-free interest rate of 2.54%, a dividend yield of 2.1% and an expected volatility of 37%.

During the first quarter of 2010, we issued 495,281 deferred and restricted share units to employees and directors. Deferred and restricted share units issued vest immediately for directors and vest in 3 years for employees. The total number of deferred and restricted share units outstanding at March 31, 2010 was 4,078,365.

Stock-based compensation expense of $32 million (2009 - $8 million) was recorded for the three months ended March 31, 2010 in respect of all outstanding share options and units.

38 Teck Resources Limited 2010 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

9.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	March 31,	December 31,
(Cdn$ in millions)	2010	2009

Accumulated other comprehensive income at beginning of period	$ 341	$ 263
Other comprehensive income (loss) for the period	(28)	78

Accumulated other comprehensive income at end of period	$ 313	$ 341

The components of accumulated other comprehensive income are:

	March 31,	December 31,
(Cdn$ in millions)	2010	2009

Currency translation adjustment	$ 201	$ 225
Unrealized gains on investments (net of tax of $(15) and $(13))	112	101
Unrealized gains on cash flow hedges (net of tax of $nil and $(6))	-	15

	$ 313	$ 341
Accumulated other comprehensive income attributable to:
Non-controlling interests	$ 1	$ 3
Shareholders of the company	312	338

	$ 313	$ 341

10.	INTEREST AND FINANCING COSTS

	Three months ended March 31
(Cdn$ in millions)	2010	2009

Interest expense	$ 155	$ 107
Amortization of financing fees	6	40
Less amounts capitalized	-	(10)

	$ 161	$ 137

39 Teck Resources Limited 2010 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

11.	OTHER INCOME (EXPENSE)

	Three months ended March 31
(Cdn$ in millions)	2010	2009

Gain on sale of investments and assets	$ 712	$ 205
Foreign exchange gains (losses)	56	(244)
Interest income	4	4
Debt financing fees	(33)	-
Derivative gains (losses)	39	(34)
Reclamation for closed properties	(2)	(2)
Other	8	9

	$ 784	$ (62)

12.	EMPLOYEE FUTURE BENEFITS EXPENSE

	Three months ended March 31
(Cdn$ in millions)	2010	2009

Pension plans	$ 21	$17
Post-retirement benefit plans	7	6

	$ 28	$23

13.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended March 31
(Cdn$ in millions)	2010	2009

Income and resource taxes paid (received), net	$ 131	$ (804)

Interest paid	$ 33	$ 122

40 Teck Resources Limited 2010 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

14.	ACCOUNTING FOR FINANCIAL INSTRUMENTS

Our derivative positions at March 31, 2010 are as follows:

a)      Forward sales and purchase contracts and interest rate swaps

	2010	2011	2012	2013	Total	Fair Value Asset (Liability)
						(Cdn$ in millions)
Zinc (millions of lbs)
Fixed forward sales contracts	83	57	-	-	140
Average price (US$/lb)	0.86	0.63	-	-	0.77	$ (46)

Zinc (millions of lbs) (i)
Fixed forward purchase contracts	56	57	-	-	113
Average price (US$/lb)	0.91	0.89	-	-	0.90	20

Interest rate swap (millions of US$)
7% fixed rate swapped to LIBOR plus 2.14%	-	-	100	-	100	8
LIBOR plus 0.21% swapped to 5.42% fixed rate	-	-	17	-	17	(1)

US dollars (millions of $)
Forward sales contracts	-	-	5	7	12
Average rate (CLP/US$)	-	-	551	644	605	2
						$ (17)

i.
From time-to-time, certain customers purchase refined metal products at fixed forward prices from our smelter and refinery operations. The forward purchase commitments for these metal products are matched to these fixed price sales commitments to customers. As at March 31, 2010, 100 million pounds of zinc forward purchase contracts were offsetting positions to 100 million pounds of zinc forward sales contracts remaining from the Aur acquisition in 2007.

b)    Pricing Adjustments

Sales of metals in concentrates are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold is not determined at that time as it is contractually linked to market prices at a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of our receivable will vary as prices for the underlying commodities vary in the metal markets. The net income impact of gains and losses on these financial instruments is mitigated by smelter price participation, royalty interests, taxes and non-controlling interests.

c)    Prepayment Rights On Notes Due 2016 and 2019

Our prepayment rights in our 2016 and 2019 notes (Note 6) are considered embedded derivatives that require separate accounting. These prepayment rights are fair valued at each reporting period based on current market interest rates for similar instruments and our credit spread and we have recorded a gain in other income in the current quarter based on this appreciation in value.

41 Teck Resources Limited 2010 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

15.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at March 31, 2010, or with respect to future claims, cannot be predicted with certainty. Significant commitments and contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

a)	Upper Columbia River Basin (Lake Roosevelt)

Teck American made substantial progress on the remedial investigation of the Upper Columbia River that it is conducting pursuant to a settlement agreement reached with the United States and the US Environmental Protection Agency (“EPA”). Fish sampling was completed in the quarter. Sampling of beaches and surface water is expected to be completed by year end.

Discovery and motion proceedings continue in the Lake Roosevelt litigation in the Federal District Court for the Eastern District of Washington. The first phase of the case, dealing with liability under CERCLA for cost recovery and natural resource damages, is scheduled to be tried in June 2011.

b)	Red Dog Mine Permits

On receipt of Supplemental Environmental Impact Statement (“SEIS”) and new National Pollutant Discharge Elimination System (“NPDES”) and other required permits, we expect to start pre-stripping of the Aqqaluk deposit in 2010. It is anticipated that the Aqqaluk deposit will be the main ore supply for the next 20 years, from 2011 onwards.

On December 15, 2009, the State of Alaska issued a certification of the NPDES Permit to be issued by the EPA under Section 401 of the US Clean Water Act. On January 15, 2010, local tribal and environmental groups filed an appeal of the certification asserting that certain provisions do not comply with the Clean Water Act. If successful, the appeal could result in revisions to the NPDES Permit. The certification will remain in effect pending resolution of the appeal and will not affect the development of the Aqqaluk deposit.

On January 8, 2010, the EPA approved the Aqqaluk SEIS and, simultaneously, issued the new NPDES Permit. On February 16, 2010, the same groups that appealed the 401 Certification filed a petition for review of the NPDES Permit. On February 26, 2010, the EPA notified us that, as a result of the appeal, the conditions of the new permit governing effluent limitations for lead, selenium, zinc, cyanide and total dissolved solids (“TDS”) were stayed pending a resolution of the appeal by the Environmental Appeal Board. On March 17, 2010, the limitations were withdrawn by the EPA to allow them additional time to consider arguments raised by the appeal and to discuss these issues with the State of Alaska. We understand that the EPA intends to reissue the new limitations later this year. Until attainable limitations are issued by the EPA, the corresponding provisions of our existing permit will remain in effect. The existing permit contains an effluent limitation for TDS that the mine cannot meet. We will be discussing that issue with the EPA before proceeding with a decision on the development of Aqqaluk.

42 Teck Resources Limited 2010 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

15.	CONTINGENCIES, continued

Other State and local permits required for the development of Aqqaluk were received in December. The appeal period for those permits has expired. A permit that allows us to operate in the wetlands area of Aqqaluk was issued by the Army Corps of Engineers. There is no specific period established for an appeal of this permit. An appeal of the SEIS or wetlands permit could also delay access to the Aqqaluk deposit. Our current operating plan is to continue to mine the main pit until mid-2011, but to maintain efficient production rates, this ore will eventually need to be supplemented with ore from Aqqaluk. Permit appeals that delay access to Aqqaluk or uncertainty with respect to the status of the NPDES permit could affect our transition plan and production at Red Dog could be curtailed in October, 2010.

We and our partner, NANA, have been working with the public agencies involved and have held discussions with some of the appellants. We believe that the regulatory process has been appropriate and robust and will be sustained on appeal, and that appropriate effluent limitations will ultimately issue. Nonetheless, there can be no assurance that appeals or permit uncertainty will not delay the development of Aqqaluk. We are developing contingency plans to minimize any potential disruption to the operation.

43 Teck Resources Limited 2010 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

16.    SEGMENTED INFORMATION

We have five reportable segments: copper, coal, zinc, energy and corporate based on the primary products we produce or are developing. Prior year comparatives have been restated to conform to current year presentation. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units.

Other corporate income (expense) includes general and administrative costs, research and development and other income (expense).

Three months ended March 31, 2010
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segmented revenues	$ 620	$ 790	$ 542	$ -	$ -	$ 1,952
Less inter-segment revenues	-	-	(52)	-	-	(52)

Revenues	620	790	490	-	-	$ 1,900

Operating profit	322	173	110	-	-	605
Interest and financing	(1)	(1)	-	-	(159)	(161)
Exploration	(6)	-	(2)	-	(2)	(10)
Other corporate income (expense)	7	24	652	-	24	707

Earnings before taxes, equity
earnings and discontinued
operations	322	196	760	-	(137)	1,141

Capital expenditures	101	36	8	-	2	147

Total assets	7,263	16,090	2,710	1,072	1,282	28,417

Three months ended March 31, 2009
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segmented revenues	$ 447	$ 874	$ 397	$ -	$ -	$ 1,718
Less inter-segment revenues	-	-	(49)	-	-	(49)

Revenues	447	874	348	-	-	$ 1,669

Operating profit	158	429	40	-	-	627
Interest and financing	(3)	-	-	-	(134)	(137)
Exploration	(9)	-	(1)	-	(1)	(11)
Other corporate income (expense )	(29)	-	(10)	-	(60)	(99)

Earnings before taxes, equity
earnings and discontinued operations	117	429	29	-	(195)	380

Capital expenditures	76	8	8	7	3	102

Total assets	8,236	17,880	2,758	1,129	1,967	31,970

44 Teck Resources Limited 2010 First Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

17.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter.

45 Teck Resources Limited 2010 First Quarter News Release